SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No.: __)

Global Agri-Med Technologies, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

37934V104

(CUSIP Number)

Roger L. Fidler, Esq.

400 Grove Street

Glen Rock, New Jersey 07452

(201) 445-7399

___________________________________________

(Name Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

August 10, 2005

(Date of Event which Requires Filing of this Statement)

If filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box  [   ].

Note.  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided on a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however see the Notes).

SCHEDULE 13D

CUSIP No.:

37934V104

1

NAME OF REPORTING PERSONS S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

Roger L. Fidler

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2

CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

(a)  [   ]

(b)  [   ]

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3

SEC USE ONLY

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4

SOURCE OF FUNDS

OO

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5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   [   ]

PURSUANT TO ITEMS 2(d) or 2(e)

Not Applicable

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6

CITIZENSHIP OR PLACE OF ORGANIZATION

USA

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7

SOLE VOTING POWER

Number of

4,761,875

Shares

            --------------------------------------------------------------------------------

Beneficially

8

SHARED VOTING POWER

Owned by

-0-

Each

--------------------------------------------------------------------------------

Reporting Person

9

SOLE DISPOSITIVE POWER

With

4,761,875

--------------------------------------------------------------------------------

10

SHARED DISPOSITIVE POWER

-0-

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11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,761,875

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12

CHECK BOX IF THAT AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

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13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

84.6%

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14

TYPE OF REPORTING PERSON

IND

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ITEM 1.

SECURITY AND ISSUER

The class of securities to which this statement relates in the common stock, no par value (the “Common Stock”) of Global Agri-Med Technologies, Inc.

400 Grove Street

Glen Rock, New Jersey 07452

The phone number is (201) 445-7399

ITEM 2.

IDENTITY AND BACKGROUND

(a)

Name:  Roger L. Fidler

(b)

Residence or business address:

400 Grove Street

Glen Rock, New Jersey 07452

(c)

Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Roger L. Fidler is an attorney, with an office at 225 Franklin Avenue, Midland Park, New Jersey 07432.

(d)

None

(e)

None

(f)

United States

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The shares were acquired by Mr. Fidler in lieu of cash compensation for his services provided as the President of Global Agri-Med Technologies, Inc.

ITEM 4.

PURPOSE OF TRANSACTION

For investment purposes.

Items 4 (a) through 4(j) are not applicable.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER

(a)

4,761,875 shares of common stock of the Issuer, which is 84.6% of the total issued and outstanding of the Issuer.

(b)

4,761,875 shares under the sole control of the owner of Roger L. Fidler.

(c)

None

(d)

Not Applicable

(e)

Not Applicable

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

None.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS

Not Applicable

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of August 15, 2006

  S/Roger L. Fidler

     Roger L. Fidler